DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com

Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2200

December 17, 2009

VIA COURIER AND EDGAR

Ms. Sonia Barros

Division of Corporation Finance

Securities & Exchange Commission

100 F. Street, N.E., Mail Stop 3010

Washington, D.C. 20549

Re:                            Behringer Harvard Opportunity REIT II, Inc.
Post-Effective Amendment No. 8 to Registration Statement on Form S-11
File No. 333-140887

Dear Ms. Barros:

On behalf of our client, Behringer Harvard Opportunity REIT II, Inc. (the “Company”), a Maryland corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Pre-Effective Amendment No. 1 to the above-referenced Post-Effective Amendment No. 8 to Registration Statement on Form S-11 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Gerald J Reihsen, III, Executive Vice President of the Company, dated December 1, 2009 (the “Comment Letter”).  This letter provides responses to the Comment Letter.  We have reproduced the Staff’s comments and the Company’s responses below.

For the Staff’s convenience, the Company is providing the Staff with one marked copy of Amendment No. 1 (except the April 28, 2009 base prospectus has been omitted because it contains no changes), together with a copy of this response letter as filed with the Commission.  The page numbers included in our responses refer to the marked courtesy copy of Amendment No. 1.

We also note the following additional changes made in Amendment No. 1:

•                 Updated information regarding the status of the offering on page 1 of Supplement No. 7;

•                 the addition of a new subsection entitled “Investments After October 30, 2009” beginning on page 6 of Supplement No. 7 to describe the Company’s new investment in the Stone Creek Apartments (which we note is an insignificant investment);

•                 the addition of new prior performance information relating to adverse business developments beginning on page 30 of Supplement No. 7; and

•                 a few other minor changes to Supplement No. 7, as shown on the enclosed marked copy of Supplement No. 7.

Ms. Sonia Barros

December 17, 2009

Page Two

Supplement No. 7

General

1.              Please update the prospectus supplement to discuss your experience with redemptions during the most recent fiscal year and the current fiscal period to date.  Disclose the amount of redemption requests received, the amount of redemption requests fulfilled and the amount of redemption requests that went unfulfilled.  Please also disclose the source of cash used to fund the redemption requests fulfilled and the average price of shares redeemed.

Response:  The Company has added the requested disclosure in a new subsection entitled “Share Redemptions” on page 8 of Supplement No. 7.

Real Estate and Real Estate-Related Investment Portfolio, page 2

2.              Please expand your disclosure of your real estate loan receivables to disclose the carrying amount of each loan and the loan to value.

Response:  The Company has expanded the disclosure to provide the carrying amount of each loan investment on page 2 of Supplement No. 7.  The Company has also included the loan to value ratio for the PAL Junior Loan, which was originated by the Company in August 2009, at the end of the description of the investment on page 5.  However, with respect to the Palms of Monterrey Note, the Company does not believe that a loan to value ratio would provide material information to investors.  The loan to value ratio for this loan is not relevant to the investment because, unlike the PAL Junior Loan, the outstanding principal of the Palms of Monterrey Note is not the amount the Company paid to acquire the note.  The Company acquired the Palms of Monterrey Note at a 61.4% discount to its face value.  The loan was in default when the Company acquired the note, and the Company is, through the joint venture through which this investment has been made, actively pursuing its remedies available under the Palms of Monterrey Note, at law and at equity, including enforcement of the first lien mortgage through judicial foreclosure, involuntary receivership, or accepting a deed-in-lieu of foreclosure of the property securing the loan.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt